UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 2 to

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PAR PHARMACEUTICAL COMPANIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

CERTAIN ELIGIBLE OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

69888P106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Thomas J. Haughey
Executive Vice President and General Counsel
Par Pharmaceutical Companies, Inc.
300 Tice Boulevard
Woodcliff Lake, New Jersey 07677
(201) 802-4000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Whitney John Smith, Esq.
Douglas J. Ellis, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP
599 Lexington Avenue
New York, New York  10022
(212) 536-3930

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$880,457	$27.03

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 182,088 shares of Common Stock, par value $0.01, of Par Pharmaceutical Companies, Inc. will be repurchased pursuant to this offer for an aggregate of $880,457 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 3 for Fiscal Year 2008, equals $30.70 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

*
Par Pharmaceutical Companies, Inc. previously paid a filing fee of $26.60 based on the assumption that the number of options to be repurchased was 184,750. Under this amendment, Par Pharmaceutical Companies, Inc. calculates its filing fee on the assumption that the maximum number of options to be repurchased is 182,088.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26.60	Filing Party: Par Pharmaceutical Companies, Inc.
Form or Registration Number: 005-46121	Date Filed: 11/21/2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On November 23, 2007, Par Pharmaceutical Companies, Inc. filed Amendment No. 1 to an issuer tender offer statement on Schedule TO, originally filed on November 21, 2007, relating to an offer by the Company to repurchase certain unvested options having an exercise price in excess of $33.61 (the “Offer”). This Amendment No. 2 amends the Schedule TO to (i) correct the number of eligible options from 184,750 to 182,088 and to make corrections resulting therefrom and (ii) revise the exhibits to the Schedule TO to reflect the email communication intended to be sent to eligible employees.

Except as amended herein, all other terms of the Schedule TO filed on November 23, 2007 shall remain the same.

Item 2. Subject Company Information.

(b) The second sentence of Item 2(b) of the Schedule TO is amended by changing the number "184,750" to "182,088."

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended to add the following exhibits:

(a)(9)	Form of Email to Eligible Optionholders Attaching Introductory Letter and Form of Election Withdrawal Notice

(a)(10)	Form of Email to Eligible Optionholders Amending Offer to Repurchase

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2007

PAR PHARMACEUTICAL COMPANIES, INC.

By:	/s/ Thomas J. Haughey
Thomas J. Haughey
Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61, dated November 23, 2007.*

(a)(2)	Form of Introductory Letter and accompanying Letter of Transmittal.*

(a)(3)	Form of e-mail to Eligible Option Holders Announcing Offer.*

(a)(4)	Form of Election Withdrawal Notice.*

(a)(5)	Form of Reminder Notice of Expiration of Offer.*

(a)(6)	The Company’s definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Stockholders, filed on September 6, 2007 (incorporated herein by reference).

(a)(7)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on September 6, 2007 (incorporated herein by reference).

(a)(8)	A description of the Company’s Common Stock included in the Company’s Registration Statement (No. 333-111567) filed on March 12, 2004 (incorporated herein by reference).

(a)(9)	Form of Email to Eligible Optionholders Attaching Introductory Letter and Form of Election Withdrawal Notice.

(a)(10)	Form of Email to Eligible Optionholders Amending Offer to Repurchase.

*These Exhibits were filed previously with the Schedule TO and are incorporated herein by reference.